SEALSQ Announces Unaudited First Half 2024 Financial Results and Updates on Strategic Business Initiatives

Schedules Conference Call and Webcast for Thursday, September 26 at 9:00 am ET (3:00 pm CET)

•	Strategic initiatives include launch of Quantum-Resistant Secure Chips and partnerships to establish several OSAT Chip Design and Customization Centers.
•	Despite temporary slowdown in H1 2024, SEALSQ expects an improved performance in H2 2024 and return to growth in 2025.
•	Expected growth supported by $2.4 million investments made during H1 2024 in research and development initiatives.
•	With a strong cash position of $18.9 million at June 30, 2024, SEALSQ is well-equipped to weather the current slowdown and continue funding its strategic initiatives.
•	Release of engineering samples of SEALSQ’s QS7001 Quantum-Resistant Secure Chips is expected before the end of 2024.
•	Robust pipeline of current and new business opportunities valued at $71 million as of September 20, 2024 is driven by the launch of the next generation of semiconductors, which SEALSQ expects to release in 2025.

Geneva, Switzerland – September 25, 2024: SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announces its unaudited financial results for the six month period ending June 30, 2024 (H1 2024) and provides updates on strategic business initiatives highlighting its continued commitment to innovation, including the launch of quantum-resistant secure chips set to position the Company for future growth in the cybersecurity industry.

H1 2024 FINANCIAL AND OPERATIONAL HIGHLIGHTS

As anticipated, 2024 has been a transitional year for SEALSQ. Revenue for H1 2024 was $4.8 million, reflecting the expected slowdown in traditional semiconductor demand, mainly due to two key factors: excess component inventories post-capacity shortage at legacy customers and a decrease in orders for legacy products from large customers as they await ordering availability for next-generation chips.

Despite this temporary downturn, SEALSQ expects improved financial and operational performance in H2 2024, subject to the finalization of previously announced projects and partnerships, and a return to growth in 2025. Of note, the Company’s robust pipeline of current and new business opportunities valued at $71 million as of September 20, 2024, is driven by the launch of the next generation of semiconductors, which SEALSQ expects to release in 2025 and with the first revenues anticipated in 2026.

Carlos Moreira, CEO of SEALSQ noted, “During the first half of the year, we took several steps to bolster our position in the markets we operate on a global scale. We invested $2.4 million in research and development initiatives, expanded our US-based sales team, made significant progress towards the establishment of several OSAT cybersecurity chip design and customization centers, secured global partnerships, and made advancements in the development of our post-quantum chips. Representative of this progress, we are now preparing to release engineering samples of our QS7001 Quantum-Resistant Secure Chips before the end of the year. With a strong cash position of $18.9 million at June 30, 2024, SEALSQ is well-equipped to weather the current slowdown and continue funding our strategic initiatives.”

Expectations are supported by several key growth factors including the expansion of Matter certification, global adoption of new IoT security standards such as the US Cyber Trust Mark or the EU Cyber Resilience Act, and SEALSQ’s strong value proposition on the PKI market for both IoT device makers segment and GSMA eUICC manufacturers and service providers. This has been reflected by new agreements signed in H1 2024, both with existing clients in the healthcare industry in the US and new customers in Asia (D-Link, HOSIDEN) and Europe (In Lite), mostly around smart home applications.

PROGRESS ON STRATEGIC INITIATIVES

Launch of Quantum-Resistant Secure Chips

SEALSQ remains on track to launch its range of Quantum-Resistant Secure Chips, including the QS7001 and QVault TPM, by Q4 2024. Engineering samples of the QS7001 are expected to be available for order by Q4 2024, with the TPM version ready by year-end. These chips are built on a RISC-V Quantum Resistant and CCEAL5+ hardware platform, designed for Kyber and Dilithium quantum-resistant algorithms. The QS7001 will allow customers to develop their own firmware, while the QVault TPM will feature a pre-provisioned, FIPS 140-3 and TCG-certified Trusted Platform Module stack.

Strategic Partnerships and Custom Solutions

SEALSQ is actively pursuing strategic partnerships with major electronics manufacturers to develop custom quantum-resistant chips based on the QS7001. These partnerships are key to SEALSQ’s broader industrial strategy and are expected to create new business opportunities and revenue streams. The Company’s efforts to establish Semiconductor Design and Personalization Centers will further support its customization activities.

In parallel, SEALSQ is developing a channel strategy by partnering with module and electronic board designers and manufacturers, like Hosiden in Japan and Bharat Pi in India. These companies have integrated SEALSQ VaultIC Secure Element into their semi-finished electronic products used by IoT device manufacturers to build consumer products like smart home appliances compatible with Matter standard. Each of these partnerships is expected to significantly contribute to generating new opportunities and accelerating growth in the coming months.

Global Expansion and OSAT Developments

SEALSQ is in final negotiations with the Spanish government to establish a Semiconductor Design and Personalization Center in Murcia. This collaboration supports Spain's Strategic Project for Economic Recovery and Transformation of Microelectronics and Semiconductors (PERTE Chip), which aims to mobilize €12.25 billion by 2027.

In the United States, SEALSQ has incorporated SEALSQ USA Ltd as part of its plan to develop an Outsourced Semiconductor Assembly and Test (OSAT) facility. This facility would offer advanced testing and assembly services and would focus on post-quantum cryptography and artificial intelligence. SEALSQ is also exploring funding opportunities under government incentive schemes, including those provided by the US CHIPS Act of 2022.

Additionally, SEALSQ is in negotiations for two significant projects in the Middle East and Far East to establish Semiconductor Personalization Centers through Public-Private Partnerships (PPP).

Root Certificate Authority Approval and PKI Services

By leveraging the WISeKey Root Certificate Authority, which attained GSMA Root CI accreditation in Q1 2024, SEALSQ PKI can now enable eUICC and Subscription Management entities to identify and authenticate within the GSMA remote provisioning Consumer ecosystem, facilitating security and interoperability.

Of note, in 2023, SEALSQ’s Root Certificate Authority was approved by the CSA for Matter device attestation, positioning the Company as a Product Attestation Authority (PAA). SEALSQ offers Device Attestation Certificates (DACs) through its INeS managed “PKI as a Service” platform, enabling businesses to authenticate devices without investing in costly hardware infrastructure.

BALANCE SHEET HIGHLIGHTS

The balance sheet reflects a strong cash position of $18.9 million at June 30, 2024, enabling the Company to continue funding its operations for the foreseeable future. This strengthened cash position, up $12 million since December 31, 2023, is largely a result of $20 million of additional funds raised through Share Purchase Agreements (the “Agreements”) structured via three tranches, signed with a group of institutional investors (the “Investors”). The Company’s strong cash position also enabled it to pay down some of its debts to related parties leading to an overall $3.6 million reduction in debts to related parties.

As of June 30, 2024, through conversions into Ordinary Shares, the first tranche was fully repaid , while the second tranche was almost 90% repaid; subsequently, the remaining balance of the second tranche has now been fully repaid. The only balance remaining outstanding is that relating to the third tranche. Since the first and second tranches have been fully repaid, the Company intends to take action to deregister the remaining unsold securities on the Registration Statements on Form F-1 related to those tranches (Reg. Nos. 333- 273793 and 333-276877). Upon such deregistrations, the only resale registration statement remaining in effect would be relating to the third tranche (Reg. No. 333-278685).

The Company’s balance sheet is now in a much stronger position as a result of the reduction in the Company’s net debt position when considering the cash and cash equivalents held, offset by the Convertible Note liabilities and Indebtedness towards Related Parties.

The Company does note that the current price of its Ordinary Shares means that any conversions made by the Investors related to the outstanding balance of the third tranche, as per the terms and conditions of the Agreements, would be below the floor price. The Agreements set the floor price at $0.55 whilst stating that the floor price can be adjusted upon a mutual agreement between the Company and the Investors. Whilst the Company has not formally amended the floor price, it has done so previously, and the Company considers it would be inclined to agree to a reduction in the floor price should one be requested. Based upon the terms of the Agreements, the Company has calculated that the total number of shares registered under the third tranche registration statement would still exceed the number of shares likely to be issued if the entire remaining balance were to be converted today.

MOVING FORWARD

Market Outlook and Growth Projections

SEALSQ is well-positioned to capitalize on evolving cybersecurity requirements globally. The Company expects its post-quantum chips to play a crucial role in securing IoT devices, smart homes, autonomous vehicles, and industrial applications in the future.

Key growth areas for SEALSQ over the next five years include:

1.	VaultIC chip sales to Consumer IoT, Smart Grid and Automotive Charging device makers and operators.
2.	PKI and RoT Services: Recurring revenue is expected from device attestation and certificate lifecycle management services as well as from the GSMA eUICC manufacturers and service providers.
3.	Quantum-Resistant Semiconductor Sales: SEALSQ anticipates significant sales growth starting in 2025 as new chips enter full production.
4.	ASICS & custom solutions: Strategic partnerships for custom quantum-resistant chips will generate revenue through development contracts and licensing fees.

SEALSQ’s continued focus on innovation and security ensures it remains a leader in the cybersecurity and semiconductor industries, driving long-term growth and value for shareholders.

Conference Call

The company will host a conference call to review its results on Thursday, September 26, at 9:00 am ET (3:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investors section of the company’s website, https://www.sealsq.com/investors/events.

The archived call will also be available on the Investors section of the company's website, https://www.sealsq.com/investors/events.

Filing of HALF YEAR Report on Form 6-K

SEALSQ filed its Condensed Consolidated Financial Statements in the Form 6-K for the six-month period ended June 30, 2024, with the U.S. Securities and Exchange Commission on September 25, 2024. The Form 6-K can be accessed by visiting the Company’s website at www.sealsq.com.

In addition, the Company's stockholders may receive a hard copy of the Form 6-K, which includes complete unaudited financial statements, free of charge by contacting its Investor Relations Representative at lcati@equityny.com or +1 212 836-9611.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	Unaudited 6 months ended June 30,
USD'000, except earnings per share	2024	2023

Net sales	4,828	14,751
Cost of sales	(3,667)	(6,760)
Depreciation of production assets	(228)	(201)
Gross profit	933	7,790

Other operating income	-	9
Research & development expenses	(2,393)	(1,492)
Selling & marketing expenses	(2,653)	(2,441)
General & administrative expenses	(4,777)	(4,145)
Total operating expenses	(9,823)	(8,069)
Operating loss	(8,890)	(279)

Non-operating income	465	180
Gain / (loss) on debt extinguishment	(100)	-
Interest and amortization of debt discount	(557)	(143)
Non-operating expenses	(372)	(313)
Loss before income tax expense	(9,454)	(555)

Income tax (expense) / income	(1,304)	(320)
Net loss	(10,758)	(875)

Earnings per ordinary share (USD)
Basic	(0.37)	(0.06)
Diluted	(0.37)	(0.06)

Earnings per F share (USD)
Basic	(1.87)	(0.29)
Diluted	(1.87)	(0.29)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(8)	(4)
Other comprehensive loss	(8)	(4)
Comprehensive loss	(10,766)	(879)

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets [as reported]

	As at June 30,	As at December 31,
USD'000, except par value	2024 (unaudited)	2023 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	18,858	6,895
Accounts receivable, net of allowance for credit losses	1,565	5,053
Inventories	2,772	5,231
Prepaid expenses	471	605
Government assistance	1,826	1,718
Other current assets	625	765
Total current assets	26,117	20,267

Noncurrent assets
Deferred income tax assets	1,775	3,077
Deferred tax credits	63	-
Property, plant and equipment, net of accumulated depreciation	3,013	3,230
Intangible assets, net of accumulated amortization	-	-
Operating lease right-of-use assets	1,181	1,278
Other noncurrent assets	85	83
Total noncurrent assets	6,117	7,668
TOTAL ASSETS	32,234	27,935

LIABILITIES
Current Liabilities
Accounts payable	6,904	6,963
Indebtedness to related parties, current	-	1,278
Deferred revenue, current	2	-
Current portion of obligations under operating lease liabilities	355	336
Income tax payable	-	2
Other current liabilities	34	138
Total current liabilities	7,295	8,717

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,734	1,654
Convertible note payable, noncurrent	9,313	1,519
Indebtedness to related parties, noncurrent	7,478	9,695
Operating lease liabilities, noncurrent	754	893
Employee benefit plan obligation	436	426
Total noncurrent liabilities	19,715	14,187
TOTAL LIABILITIES	27,010	22,904

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Ordinary Shares	227	154
Par value - USD 0.01
Authorized - 200,000,000 and 200,000,000
Issued and outstanding - 22,734,630 and 15,446,807
Common stock - F Shares	75	75
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,700 and 1,499,700
Additional paid-in capital	35,616	24,730
Accumulated other comprehensive income / (loss)	776	784
Accumulated deficit	(31,470)	(20,712)
Total shareholders' equity	5,224	5,031
TOTAL LIABILITIES AND EQUITY	32,234	27,935

The notes are an integral part of our consolidated financial statements.

About SEALSQ

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, Medical and Healthcare and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks. For more information, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected success of our technology strategy and solutions for IoMT Security for Medical and Healthcare sectors, SEALSQ's ability to implement its growth strategies, SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Press and Investor Contacts

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +212 836-9612 / kmurphy@equityny.com